UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS TECHNICAL REVAMPING OF MINING FACILITIES

Moscow, Russia – August 13, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports acquiring new equipment in line with its technical revamping program for Mechel Mining OAO’s facilities. The company plans to invest a total of 2.9 billion rubles into maintenance of the mining division’s production facilities in 2014 (excepting investment into Elga
Coal Complex).
As part of this program, equipment worth a total of 1.2 billion rubles has already arrived at Southern Kuzbass Coal Company OAO and Korshunov Mining Plant
OAO’s facilities.
An ESH-20/90 walking excavator is being assembled at the Krasnogorsky Pit. The dragline worth some 1 billion rubles was produced by Uralmashplant OAO to a special order by Southern Kuzbass Coal Company. The dragline, whose boom length is 90 meters, will be used for overburden mining. Its assembly, commissioning and start-up and launch are due to be completed by the end of this year.
A tunneling machine produced by Korum Rus OOO arrived at Southern Kuzbass Coal
Company OAO’s Lenina mine. It enables the company to mine and transport raw coal from horizontal and slanting mine openings depending on a mine’s geological specifics. The machine will be launched in August.
Besides that, assembly of a new Scharf ZL 200-130-900D diesel locomotive is due to be completed this month at Southern Kuzbass Coal Company OAO’s New-Olzherassk mine. The locomotive, which was acquired as part of the facility’s second line construction, will be used to transport personnel and cargo to mine openings.
The locomotive is equipped with a transport platform, can transport up to 48 tonnes of cargo and work on surfaces slanting up to 30 degrees.
Assembly of a Liebherr R9250 mine excavator with a monthly capacity of over
200,000 cubic meters of rock mass is due to begin shortly at Korshunov Mining
Plant’s Rudnogorsky mine. Its chief components have already been delivered, and the new excavator is due to begin operations by mid-September.
“Over the past few years we have been paying particular attention to modernizing our mining segment’s production facilities and launching equipment that would enable us to cut expenses and, accordingly, production costs. Even now when our financial situation is not entirely unclouded, the technical revamping program is being implemented in full, as mining is meant to become our company’s chief growth point according to Mechel’s strategy,” Mechel OAO’s Chief Executive
Officer Oleg Korzhov commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 13, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO